SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K/A
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 0-30050
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Peoples Financial Corporation Employee Stock Ownership Plan
Howard and Lameuse Avenues
Biloxi, Mississippi 39533
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Peoples Financial Corporation
Howard and Lameuse Avenues
Biloxi, Mississippi 39533

Peoples Financial Corporation Employee Stock Ownership Plan

Page
Report of Independent Registered Public Accounting Firm	3
Report of Independent Registered Public Accounting Firm	4

Financial Statements :

Statements of Net Assets Available for Benefits	5

Statement of Changes in Net Assets Available for Benefits	6

Notes to Financial Statements	7 – 10

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	11
Consent of Independent Registered Public Accounting Firm
Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Retirement Plan Committee of
Peoples Financial Corporation Employee Stock Ownership Plan
We have audited the accompanying statement of net assets available for benefits of Peoples Financial Corporation Employee Stock Ownership Plan as of December 31, 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Peoples Financial Corporation Employee Stock Ownership Plan as of and for the year ended December 31, 2005 were audited by other auditors whose report dated June 20, 2006, expressed an unqualified opinion on those statements.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Peoples Financial Corporation Employee Stock Ownership Plan as of December 31, 2006 and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.
Our audit of the Plan’s financial statements as of and for the year ended December 31, 2006, was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in our audit of the basic financial statements for the year ended December 31, 2006 and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ PORTER KEADLE MOORE, LLP
Atlanta, Georgia
June 25, 2007

Report of Independent Registered Public Accounting Firm
Audit Committee of The Board of Directors
Peoples Financial Corporation
Employee Stock Ownership Plan
We have audited the accompanying statement of net assets available for benefits of Peoples Financial Corporation Employee Stock Ownership Plan as of December 31, 2005 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for benefits of Peoples Financial Corporation Employee Stock Ownership Plan as of December 31, 2005 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the financial statements taken as a whole.
/s/ Piltz, Williams, LaRosa & Co.
Certified Public Accountants
Biloxi, Mississippi
June 20, 2006

Peoples Financial Corporation Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Assets

Cash	$7,963	$11,246

Contribution receivable	130,476

Peoples Financial Corporation common stock	12,357,657	7,887,215

Total assets	$12,496,096	$7,898,461

Liabilities

Other liabilities	$86	$4

Net assets available for benefits	$12,496,010	$7,898,457

See Notes to Financial Statements.

Peoples Financial Corporation Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2006

Additions to net assets
Investment income:
Net change in fair value of Peoples Financial Corporation common stock	$4,670,451
Interest	661
Dividends, Peoples Financial Corporation	189,545

Total investment income	4,860,657

Employer contributions	130,476

Total additions	4,991,133

Deductions from net assets

Distributions paid to participants	393,580

Total deductions	393,580

Change in net assets available for benefits	4,597,553

Net assets available for benefits, beginning of year	7,898,457

Net assets available for benefits, end of year	$12,496,010

See Notes to Financial Statements.

Peoples Financial Corporation Employee Stock Ownership Plan
Notes to Financial Statements
NOTE A – DESCRIPTION OF PLAN
The following description of the Peoples Financial Corporation (the “Company”) Employee Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all employees of the Company who are age 21 or older and employed in a position requiring the completion of at least 1,000 hours of service per plan year. Entrance in the plan is on January 1st or July 1st, following the employee’s initial date of eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Employer Contributions
Annual contributions are determined by the Company’s Board of Directors. The maximum annual contribution credited to a participant’s account is equal to the lesser of the maximum amount which can be allocated to any participant’s account as provided in Section 415(d) of the Internal Revenue Code of 1986 (“IRC”) or one hundred percent (100%) of the participant’s IRC Section 415 compensation. The maximum annual addition to a participant’s account was $44,000 and $42,000 for years ended December 31, 2006 and 2005, respectively.
Participant Accounts
A separate Company Stock Account and Other Investments Account will reflect each participant’s interest. Vesting is based on years of credited service. A participant is 100% vested after 7 years of credited service according to the following schedule:

Less than three years	0%
Three years	20%
Four years	40%
Five years	60%
Six years	80%
Seven years	100%
Company Stock Account – This account is credited annually with the employee’s allocable share of Company stock purchased and paid for by the Trust or contributed in kind to the Trust, and with any stock dividends on Company stock allocated to the employee’s Company Stock Account.

Other Investments Account – This account is credited or debited annually with the employee’s share of net income or loss of the Trust, with any forfeitures of common stock, with any cash dividends on Company stock allocated to the employee’s Company Stock Account, with the employee’s allocable share of the employer contributions in cash and with any forfeitures from Other Investment Accounts.
Investment Funds
The Trustee will invest employer contributions primarily in Company Stock.
Diversifications
Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Company stock into investments which are more diversified. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant over a six-year period. The qualified participant may choose to receive this diversification distribution as a direct rollover to a traditional IRA or eligible employer plan or the diversification distribution may be paid directly to the qualified participant. In each of the first five years, a participant may diversify up to 25% of the number of post-1986 shares allocated to his or her account, less any shares previously diversified. In the sixth year, the percentage changes to 50%.
Payment of Benefits
Upon retirement (as defined), a participant is entitled to receive 100% of his or her account balance in a lump-sum distribution. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s account in a lump-sum distribution. In addition, disabled participants are entitled to 100% of their account balances. Plan participants who terminate for reasons other than retirement, death or disability are entitled to receive only the vested portion of their accounts.
Eligible participants are entitled to receive required minimum distributions in annual installments.
Upon termination of employment, amounts not vested will be forfeited with such forfeitures being allocated to the accounts of the remaining active participants in the same proportion that the compensation of each participant bears to the total compensation of all active participants during the year.
Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee, however, shall vote any allocated shares for which instructions have not been given by a participant. The Trustee is required to vote any unallocated shares.

Plan Amendment
On December 9, 2005, the Plan was amended and restated effective as of March 28, 2005, to allow for the single lump sum distribution of a terminated participant’s account balance when the entire vested benefit falls below certain levels as detailed in the amendment.
NOTE B – SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Investments
The fair value of Company stock is based on the NASDAQ Capital Market Exchange. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.
Benefit Payments
Benefit payments to participants are recorded upon distribution.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
NOTE C – COST OF PLAN ADMINISTRATION
The Company absorbs the cost of plan administration. These costs were $14,737 and $12,348 for the years ended December 31, 2006 and 2005, respectively.
NOTE D – PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE E – TAX STATUS
The Company received a favorable determination letter dated February 27, 2002, from the Internal Revenue Service under which the Plan qualifies for favorable tax treatment under Sections 401(a) and 4975(e)(7) of the Internal Revenue Code and, therefore, is exempt from federal income taxes under provisions of Section 501(a).
NOTE F – RELATED PARTY TRANSACTIONS
Common stock of Peoples Financial Corporation, the Plan sponsor, is the only investment of the Plan. The shares held by the Plan at December 31, 2006 and 2005 had a market value of $12,357,657 and $7,887,215, respectively. The plan purchased $193,404 (9,346 shares) and sold $393,413 (19,739 shares) of the Plan sponsor’s common stock during the year ended December 31, 2006.
Members of management of the Plan sponsor are participants in the Plan; however there are no transactions with these individuals other than their participation in the Plan. The Asset Management & Trust Division of The Peoples Bank, Biloxi, Mississippi, a wholly owned subsidiary of the Plan sponsor, serves as the Trustee of the Plan.
NOTE G – CONCENTRATION OF MARKET RISK
The Plan has invested a significant portion of its assets in Peoples Financial Corporation common stock. This investment in Peoples Financial Corporation common stock approximates 99% of the Plan’s net assets available for benefits as of December 31, 2006. As a result of the concentration, any significant reduction in the market value of the stock could adversely affect individual participant accounts and the net assets of the Plan.
NOTE H – CHANGES IN TRUSTEES AND ADMINISTRATOR AND RECORDKEEPER
Effective January 1, 2005, the individuals serving as the Board of Trustees of the Plan were removed as trustees. The Asset Management & Trust Division of The Peoples Bank, Biloxi, Mississippi, was appointed as successor Trustee.
Also effective January 1, 2005, 401(k) Plus, Inc. became the third party administrator and record keeper for the Plan. This change allows the participants to have online access to their accounts.

Peoples Financial Corporation Employee Stock Ownership Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

	Identity of issuer or
(a)	similar party (b)	Description of assets ( c)	Cost (d)	Fair Value (e)
*	Peoples Financial Corporation	Common Stock - 457,691 shares	$3,742,628	$12,357,657

*	represents party-in-interest
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Peoples Financial Corporation Employee Stock Ownership Plan Name of Plan

/s/ Thomas H. Wicks

The Asset Management and Trust Division of The Peoples
Bank, Biloxi, Mississippi; Trustee
By: Thomas H. Wicks, Trust Officer,
The Peoples Bank, Biloxi, Mississippi

June 29, 2007

Date

INDEX TO EXHIBITS
Exhibit 23.1: Consent of Independent Registered Public Accounting Firm
Exhibit 23.2: Consent of Independent Registered Public Accounting Firm